UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                                    No             X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, October 2, 2008, and entitled “Orbotech Completes Acquisition of Photon Dynamics”.

* * * * * *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH COMPLETES ACQUISITION OF PHOTON DYNAMICS

- Two Major Flat Panel Display Industry Suppliers unite to become a Global Leader in Yield Management Solutions -

YAVNE, ISRAEL — October 2, 2008 — Orbotech Ltd. (NASDAQ/GSM SYMBOL: ORBK) today announced that it has successfully consummated the acquisition of Photon Dynamics, Inc., a leading provider of test and repair systems for the liquid crystal (LCD) flat panel display (FPD) industry.

Under the terms of the agreement, Orbotech is paying $15.60 per share in cash for all of the issued and outstanding shares of Photon Dynamics’ common stock, resulting in an aggregate purchase price of approximately $290 million. The acquisition was financed through a combination of internally-generated funds and external-source financing. In connection with the acquisition, Photon Dynamics, Inc. sold its wholly-owned subsidiary, Salvador Imaging, Inc., to a group of private investors.

This transaction will be immediately accretive to Orbotech on a cash basis, and the Company expects, as a result of its completion, to record additional FPD revenues of approximately $45 - 50 million during the remainder of 2008. However, particularly given the prevailing, considerable worldwide economic uncertainty and its potential effect on the electronics industry, the Company is currently unable to estimate reliably revenues in subsequent quarters. While the combined level of backlog in FPD systems for the Company and Photon Dynamics, Inc. is at an all-time high and the Company believes that it remains firm, the Company recognizes the potential for materially adverse trends in future orders, including deferrals. In addition, as a result of this acquisition, Orbotech expects to realize operational synergies of approximately $15 - 20 million in 2009. Given the size and importance of this transaction, the Company is in the process of re-aligning its strategy to focus on those areas that will support its long terms goals and objectives, and will continue to tailor its investments to support planned growth and maintain its position of technological pre-eminence in the industries that it serves.

Commenting on the closing of the transaction, Mr. Rani Cohen, Chief Executive Officer of Orbotech Ltd., said: “We are very pleased to have consummated this deal in a timely manner, which would have been impossible without the full support of the Photon Dynamics team. By combining the best of both companies, we will be able to realize our shared strategic vision for growth and diversification in the flat panel display industry and to leverage our customer presence, global infrastructures and technical expertise to increase customer value by building upon the advantages of a united yield management platform.”

Mr. Cohen continued: “During the closing period we have been jointly developing integration plans, which we will now start to implement. The existing Photon Dynamics’ business will form part of the Company’s FPD Division. We remain clearly focused on honoring all customer commitments and fulfilling delivery requirements. Beyond that, we look forward to building upon and further expanding the range of AOI, test and repair solutions that we are able to provide to FPD manufacturers.”

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s), imaging solutions for PCB production and AOI, test and repair systems for flat panel displays (“FPD”s). Orbotech also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this communication are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including statements regarding the proposed business combination and the anticipated consequences and benefits of such transaction, industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in Orbotech and Photon Dynamics’ SEC reports. The Companies assume no obligation to update any information in this communication.

ORBOTECH CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: October 2, 2008